SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or Section 13(e)(1)
of the Securities Exchange Act of 1934

THE SWISS HELVETIA FUND, INC.
 (Name of Subject Company (Issuer)

THE SWISS HELVETIA FUND, INC.
(Name of Filing Person (Offeror)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

870875101

(CUSIP Number of Class of Securities)

Andrew Dakos
Chairman and Chief Executive Officer
The Swiss Helvetia Fund, Inc.
615 East Michigan Street
Milwaukee, Wisconsin 53202
[                    ]
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With a copy to:
William G. Farrar, Esq.
Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004
(212) 558-4000

□ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A.	Filing Party: N/A.
Form or Registration No.: N/A.	Date Filed: N/A.

☒Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

□ third-party tender offer subject to Rule 14d-1.

☒issuer tender offer subject to Rule 13e-4.

□ going private transaction subject to Rule 13e-3.

□ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  □

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

□ Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

□ Rule 14-d-1(d) (Cross-Border Third-Party Tender Offer).

The Swiss Helvetia Fund Announces Special Meeting

January 10, 2025 – The Swiss Helvetia Fund, Inc. (the “Fund”) (NYSE: SWZ) announced today that it has filed preliminary proxy materials with the Securities and Exchange Commission (the “SEC”) in connection with a special meeting of stockholders (the “Meeting”) to be held as soon as practicable to consider (1) the Fund entering into an investment advisory agreement with Bulldog Investors, LLP (“Bulldog”), and (2) changes to the Fund’s investment objective and restrictions in order to expand the types of investments the Fund can make to meet its new investment objective.  If stockholders approve all the proposals, the Board of Directors intends to authorize the sale of substantially all of the Fund’s portfolio securities and to declare a special cash distribution (consisting substantially or entirely of long-term capital gains) equal to approximately 30% of the Fund’s net assets.

Following the special cash distribution, if the Fund’s shares trade at a discount to the net asset value per share (“NAV”) of more than 10% for any ten consecutive business days in 2025, the Board intends to authorize a tender offer to purchase at least 15% of the outstanding shares of the Fund at a price of at least 98% of NAV per share.

Only stockholders of record as of Friday, January 24, 2025 will be entitled to vote at the Meeting.  The Board urges stockholders that do not plan to attend the Meeting to promptly vote by proxy in order to minimize the cost to the Fund of soliciting additional proxies in the event a quorum is not reached and the Meeting is adjourned.

The foregoing does not constitute a tender offer or an offer to purchase any shares of the Fund. Any such offer will be made pursuant to separate tender offer materials complying with the requirements of Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-4 thereunder.

For more information, please call InvestorCom, the Fund’s information agent, at (877) 972-0090.

* * * * *

The Fund is filing today with the SEC its preliminary Proxy Materials (Filing Type: PRE 14A).  The Fund's definitive Proxy Materials are anticipated to be filed with the SEC in late January 2025 (Filing Type: DEF 14A).  Stockholders can obtain these documents (when available) free of charge from the SEC’s website at www.sec.gov and on the Fund’s website at www.swzfund.com.  Stockholders also may call the Fund's proxy solicitor, InvestorCom LLC, at 877-972-0090 for additional information about the Meeting or to obtain free of charge the definitive Proxy Materials and other definitive documents that may be filed by the Fund with the SEC in connection with the Meeting, when those documents become available.  BEFORE MAKING ANY VOTING DECISION, STOCKHOLDERS SHOULD READ CAREFULLY THOSE PROXY MATERIALS AND ALL OTHER RELEVANT DOCUMENTS FILED BY THE FUND WITH THE SEC, AS THEY CONTAIN IMPORTANT INFORMATION ABOUT THE MEETING, THE PROPOSED ADVISORY ARRANGEMENTS AND OTHER PROPOSALS CONTAINED THEREIN.

The Fund, its directors and officers, and Bulldog may be deemed to be participants in the solicitation of proxies from the Fund’s stockholders in connection with the Meeting.  Stockholders may obtain information about the Fund’s directors and executive officers, including their beneficial ownership of shares of the Fund's common stock, and information about Bulldog, in the Proxy Materials and other relevant documents (when available) that may be filed by the Fund with the SEC in connection with the Meeting.

This announcement is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of the Fund’s common stock.  No tender offer for the outstanding shares of our common stock has commenced.  If any tender offer is commenced, the Fund will file a Tender Offer Statement on Schedule TO with the SEC related to the tender offer.  The Tender Offer Statement (including an Offer to Purchase, a related Letter of Transmittal and other tender offer documents) will contain important information, including the terms and conditions of the tender offer, that should be read carefully before any decision is made with respect to the tender offer.  Stockholders will be able to obtain these documents free of charge, when they become available, from the SEC’s website (www.sec.gov) or the Fund’s current website (www.swzfund.com) or a successor Fund website.